Exhibit 12


                                Hvide Marine Incorporated
                     Computation of Ratio of Earnings to Fixed Charges
                            (in thousands, except ratio amounts)



                                                                 Year Ended December 31,
                                        ------------------------------------------------------------------------
                                             1993         1994            1995          1996           1997
                                        ------------  ------------    ------------  ------------  --------------
Income (loss) from operations
  before income taxes.................  $      3,691  $        547    $      (362)  $      9,576  $       44,605
Add (deduct)
  Fixed charges less capitalized
    interest..........................         7,363         8,443         14,885         15,239          14,771
  Minority interest in consolidated
    subsidiaries......................         1,179           184             --             --              --
  Minority interest adjustment for
    losses of majority owned
    subsidiaries......................            --            --           (625)         (756)           (183)
  Net losses related to 50% or less
    owned subsidiaries................            --            --            488             --              --
                                        ------------  ------------    -----------   ------------  --------------

Adjusted Earnings.....................  $     12,233  $      9,174    $    14,386   $     24,059  $       59,193
                                        ============  ============    ===========   ============  ==============

Fixed Charges:
  Interest expense....................  $      3,606  $      5,614    $    11,748   $      11,908  $        8,341
  Capitalized interest................            --            --             --              --             931
  Amortization of debt expense
    and debt discounts................         1,642           837          1,206           1,225             738
  Interest portion of debt expense             2,115         1,992          1,931           2,106           1,871
  Payments on preferred securities                --            --             --              --           3,821
                                        ------------    ----------    -----------   -------------  --------------

Total fixed charges...................  $      7,363  $      8,443    $    14,885   $      15,239  $       15,702
                                        ============  ============    ===========   =============  ==============

Ratio of Earnings to fixed
  charges(1)..........................          1.66          1.09             --            1.58            3.77
                                        ============  ============    ===========   =============  ==============

(1) Earnings for the year ending December 31, 1995 were not able to cover fixed charges by $499,000.